Exhibit 4.42

Property Management Framework Agreement

This Agreement is signed in Guangzhou by the following parties on the day of _______:

Party A: China Southern Airlines Company Limited

Address: No.68 Qixin Road, Baiyun District, Guangzhou City, Guangdong Province, China

Party B: China Southern Airlines Group Property Management Co., Ltd.

Residence: 1st and 5th floor of the old CSAH office building, Airport Road, Baiyun District, Guangzhou

Party A includes China Southern Airlines Company Limited and its wholly-owned and controlled subsidiaries.

In order to achieve optimal allocation of resources, make full use of Party B’s management advantages and improve the economic benefits of the enterprise, Party A and Party B, after friendly consultation, reached the following framework agreement on matters related to property management and repair entrusted to Party B by Party A.

Article I Commitments

1. Party A is a legally surviving Chinese enterprise and has obtained a business license from the administrative department of business administration in accordance with the relevant provisions of the laws and regulations of China, and has fulfilled its obligations of annual inspection in accordance with the provisions.

2. Party B is a legally surviving Chinese enterprise which has obtained a business license from the administrative department of business administration in accordance with the relevant provisions of the laws and regulations of China and has fulfilled the obligations of annual inspection in accordance with the provisions, and has the management capacity and management and service personnel of the corresponding industry.

Article II Property Management

In order to ensure that the production, office and living area facilities of Party A in Guangzhou are perfect and intact, and the equipment is in normal operation, Party A entrusts Party B to manage and maintain the properties of China Southern Airlines Company Limited in Guangzhou. At the same time, Party B is encouraged to undertake the property management work of Party A’s branch companies and subsidiaries in a step-by-step and conditional manner. Party B undertakes to give Party A prices (or charging standards) that are not higher than those of independent third parties in the same industry.

Article III Rights and obligations of the Parties

(I) Rights and obligations of Party A

1. The management fees shall be paid in accordance with the provisions of the property management agreement.

2. It has the right to supervise and evaluate the management and maintenance work of Party B and to give guidance.

(II) Rights and obligations of Party B

1. The management fees shall be charged in accordance with the provisions of the property management agreement.

2. To be subject to the supervision, management and appraisal of Party A.

3. It shall diligently manage the property delivered by Party A and equip with qualified property management personnel, so as to ensure that the work is completed on time and with quality.

Article IV Trading Limits

The Parties hereto have agreed that the annual caps of this Agreement is RMB167 million.

Article V Force Majeure

1. If the Agreement cannot be performed due to force majeure, the Parties shall not be liable for the failure to perform and the Agreement shall be terminated naturally. If part of this Agreement cannot be performed due to force majeure, the Parties shall be exempted from the corresponding responsibilities of the party who has incurred force majeure according to the degree of impact of force majeure, but the other parts of this Agreement not affected by force majeure shall continue to be performed. The occurrence of force majeure following a delay in performance shall not relieve the responsibility.

Force majeure means objective circumstances which cannot be foreseen, cannot be avoided and cannot be overcome, including but not limited to the war, pestilence, strikes, earthquakes, floods, etc.

2. If either party is unable to perform the agreement due to force majeure, it shall promptly notify the other party within forty-eight (48) hours in order to mitigate the damage that may be caused to the other party, and shall provide proof within fifteen (15) working days. If it is really impossible to fulfill the obligation of notification and provide proof on time due to reasonable reasons, the time stipulated in this Subparagraph may be extended according to the actual situation.

Article VI Settlement of the Disputes

All disputes arising out of the signing or performance of this Agreement shall first be resolved by amicable negotiation between the Parties. If the negotiation fails, either party may file a lawsuit with the people’s court having jurisdiction.

Article VII Miscellaneous

(I) This Agreement shall be valid for a period of three years, i.e. from 1 January 2021 to 31 December 2023.

(II) For matters not covered in this Agreement, the Parties shall enter into separate supplemental agreements, which shall be of equal effect with this Agreement. The performance of this Agreement shall be in strict compliance with the relevant laws and regulations of the People’s Republic of China and shall satisfy the requirements of the relevant laws and regulations and listing rules of the place where Party A is listed.

(III) The original of this Agreement is in two copies, one for each party, with the same legal binding effect.

Party A:	Party B:

Authorized Representative:	Authorized Representative:

Date:	Date: